RICHARDSON & PATEL LLP
                            10900 Wilshire Boulevard
                                    Suite 500
                              Los Angeles, CA 90024
                            Telephone (310) 208-1182
                            Facsimile (310) 208-1154

                                  April 8, 2005

VIA EDGAR AND OVERNIGHT COURIER
-------------------------------

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 05-11
450 Fifth Street, NW
Washington DC, 20549
Attn.:   William A. Bennett, Esq.
         John Reynolds, Esq.

         Re:      Innovative Card Technologies, Inc.
                  Registration Statement on Form SB-2/A
                  File No. 333-119814

Messrs. Bennett and Reynolds:

      On behalf of Innovative Card Technologies, Inc. (the "Company"), we enclose for filing under the Securities Act of 1933, as amended, Amendment No. 4 to the above-referenced registration statement (the "Registration Statement"), together with exhibits thereto. Amendment No. 4 to the Registration Statement contains revisions that have been made in response to the comments received from the staff ("Staff") of the Securities and Exchange Commission in their letter dated March 16, 2005. Set forth below are the Company's responses to the Staff's comments. We have reproduced the Staff's comments in bold type and have followed each comment with our response. References in this letter to "we," "our" or "us" mean the Company or its advisors, as the context may require. Clean and marked copies of Amendment No. 4 to the Registration Statement are being provided supplementally with a copy of this letter for the convenience of the Staff.

Prospectus Summary, page 1
--------------------------

1. The summary section repeats text found elsewhere in the prospectus. In an effort to comply with the spirit of Item 503 of Regulation S-B, please consider deleting the section titled "Risks Related to Our Business." Consider also relocating the third paragraph beneath "Our Company" that discusses your financial results to the "Summary Financial Data" portion of the Summary.


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Securities and Exchange Commission
April 8, 2005
2

      In response to the Staff's comment, we have deleted the section entitled "Risks Related to Our Business" on page 1 and have relocated the third paragraph beneath "Our Company" to the "Summary Financial Data" portion of the Summary on page 3.

2. The Staff originally understood the Series A conversion terms to indicate that upon effectiveness of this registration statement, all outstanding shares of Series A would be converted automatically to shares of common on a 1 for 1 basis. We based this understanding on both the disclosure in the prospectus and on the Certificate of Designations filed as Exhibit 4.1. As of this amendment number 3, it appears that certain of the Series A will not convert automatically upon effectiveness. Please file an amended Certificate reflecting this change.

      We supplementally advise the Staff that the Company has determined to not amend the Certificate of Designations filed as Exhibit 4.1. Accordingly, the disclosure has been revised throughout the prospectus to reflect the automatic conversion of all outstanding shares of series A preferred stock to shares of common stock on a one-for-one basis upon effectiveness of the registration statement.

Risk Factors, page 4
--------------------

3. The third risk factor indicates that you will not have sufficient resources to fund your operations beyond February 2005. Please update the status of this situation and provide appropriate disclosure in the MD&A section.

      We have updated the disclosure to indicate that we have sufficient resources to fund our operations through April 2005 on pages 4 and 32.

Description of Business, page 24
--------------------------------

4. In discussing demand for your LightCard product, you suggest that your ability to meet demand should it reach 100,000 cards per month is limited to the amount of component parts you are able to procure from suppliers. You go on to disclose under "Manufacturing" that the components used to produce your products, with the exception of the batteries, come from multiple supply sources, which suggests that lack of suppliers (and parts) is not a concern. These statements seem to be at odds. Please reconcile or clarify.

      In response to the Staff's comment, we have revised our disclosure throughout the prospectus to clarify that our ability to meet demand should it reach 100,000 cards on a monthly basis is limited to the amount of component parts that we are able to procure, some of which are only presently available from one supplier.

Management's Discussion and Analysis, page 28
---------------------------------------------

5. Please confirm that as of December 31, 2003, accounts payable, related parties due to Forest Finklestein was $73,333. Based on amendment number 2 to this Form SB-2, the accounts payable was $130,833 on December 31, 2003.


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Securities and Exchange Commission
April 8, 2005
3

      We supplementally confirm that as of December 31, 2003, accounts payable, related parties due to Forest Finkelstein was $73,333.

      Liquidity and Capital Resources
      -------------------------------

6. Given the disclosure in risk factor 3 and on page 32 regarding your ability to fund operations through February 2005, please disclose your cash balance as of the latest practicable date.

      In response to the Staff's comment, we have added disclosure regarding our cash balance as of April 4, 2005 on page 30.

7. We note the disclosure in Note 6 to the financial statements regarding production equipment commitments, equipment lease and property lease. Please disclose all capital leases and their material terms in this section.

      In response to the Staff's comment, we have added disclosure regarding the material terms of equipment lease referenced in Note 6 to the financial statements.

8. Please revise to include the accounts payable due to the law firm of Blakely Sokoloff Taylor and Zafman, LLP in the last paragraph of the Overview and the second paragraph of this section.

      We have added disclosure concerning the accounts payable due to the law firm Blakely Sokoloff Taylor and Zafman, LLP in the last paragraph of the Overview and in the second paragraph of this section.

      Shares Exchanged for Unsecured Advances Payable
      -----------------------------------------------

9.    Please update this disclosure to December 31, 2004.

      In response to the Staff's comment, we have updated the disclosure to December 31, 2004.

Financial Statements
--------------------
Note 7 - Shareholders' Deficit
------------------------------
      2004 Stock Incentive Plan
      -------------------------

10. Please update your disclosures to provide the specific vesting requirements of the options; your current disclosure states that the vesting period and requirements of the award will be determined by the administrator upon exercise. Update to disclose the total compensation cost related to the options recognized in the Statement of Operations as of December 31, 2004. If no compensation cost was recognized during the period, please state this in the notes to the financial statement.


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Securities and Exchange Commission
April 8, 2005
4


      In response to the Staff's comment, we have revised our disclosure to clarify the vesting requirements of the options. We also have added a statement to Note 7 of the financial statements to state that no compensation cost was recognized during the period.

11. You state that as of December 31, 2004, no stock options had been granted under the Plan. Please revise to delete this disclosure as 1,275,000 shares were indeed granted for such period.

      We have revised our disclosure as requested.

      We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

                                  Very truly yours,
                                  Richardson & Patel LLP

                                  /s/ Dorothy B. Vinski

                                  Dorothy B. Vinski, Esq.

Enclosures

cc(w/o encs.):    Mr. Alan Finkelstein, Innovative Card Technologies, Inc.
                  Mr. Bennet Lientz, Jr., Innovative Card Technologies, Inc.
                  Nimish Patel, Esq., Richardson & Patel